UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                       MEGO Mortgage Corporation
                        (Name of Issuer)

                  Common Stock ($.01 Par Value)
                 (Title of Class of Securities)

                           585165103
                         (CUSIP Number)

Clinton W. Kemp, Esquire, Stevens & Lee, One Penn Square,
Lancaster, Pennsylvania 17608      (717-291-1031)
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          October 16, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
  PAGE 1
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                          SCHEDULE 13D

CUSIP NO. 585165103

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Sovereign Bancorp, Inc.
          IRS Identification No.:  23-2453088

2.   Check the appropriate box if a member of a group  (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds
          BK   AF   WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power
          13,333,334

8.   Shared Voting Power
          None

9.   Sole Dispositive Power
          13,333,334

10.  Shared Dispositive Power
          None

11.  Aggregate amount beneficially owned by each reporting person
          13,333,334

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                    [ ]

13.  Percent of class represented by amount in row (11)
          15.6%*

14.  Type of reporting person
          HC   CO
______________
* After giving pro forma effect to: (i) the exercise of the Option (as defined in "Background of Transaction" under Item 2 of this Amendment No. 1), (ii) the conversion of all 62,513 shares of outstanding MEGO Mortgage Corporation Series A Convertible Preferred Stock currently outstanding (including 10,000 shares of such Stock owned by Sovereign Bancorp, Inc.), and (iii) the exercise of an option to
<PAGE 2>
     acquire 6,666,667 shares of MEGO Mortgage Corporation Common Stock held by a third party, which option is substantially similar to the Option.

                          SCHEDULE 13D

          This Amendment No. 1 is filed in order to report the fact that, as of October 16, 1998, Sovereign was deemed under Rule 13d-3(d)(1)(i) to have acquired beneficial ownership of 6,666,667 shares of MEGO Common Stock issuable upon conversion of 10,000 shares of MEGO Series A Convertible Preferred Stock (the "MEGO Convertible Preferred Stock") owned by Sovereign, which shares are convertible at any time on or after December 15, 1998.

          Capitalized terms not otherwise defined herein shall have the meanings given to them in this Schedule 13D as originally filed.

ITEM 1.  Security and Issuer.

          The response to Item 1 as set forth in this Schedule
13D as originally filed is hereby incorporated by reference.

ITEM 2.  Identity and Background.

          The response to Item 2 (a) through (f) as set forth in this Schedule 13D as originally filed is hereby incorporated by reference.

                    Background of Transaction

          This filing relates to 13,333,334 shares of MEGO Common Stock deemed to be beneficially owned by Sovereign, as follows:
(i) 6,666,667 shares of MEGO Common Stock issuable to Sovereign upon exercise of a stock option, as described below, and (ii) 6,666,667 shares of MEGO Common Stock issuable to Sovereign upon conversion of 10,000 shares of MEGO Convertible Preferred Stock as described below.

          Sovereign and MEGO entered into a Preferred Stock
Purchase Agreement dated June 9, 1998 (the "Stock Purchase
Agreement"), under the terms of which, among other things, at the closing of the Stock Purchase Agreement:

          (i) Sovereign agreed to purchase at a price of $1,000 per share (representing an aggregate consideration of $10,000,000) 10,000 shares of MEGO Convertible Preferred Stock, which shares are convertible at any time on or after December 15, 1998 into 6,666,667 shares of MEGO Common Stock at a price of $1.50 per share, subject to certain adjustments;

         (ii) MEGO agreed to grant to Sovereign an option to acquire 6,666,667 shares of MEGO Common Stock (the
               "Option") pursuant to a Stock Option Agreement
               (the "Stock Option Agreement");

        (iii)  MEGO agreed to enter into a Registration Rights
               Agreement with Sovereign (the "Registration Rights
<PAGE 4>
               Agreement");

         (iv) MEGO agreed to enter into a Co-Sale Agreement with Sovereign, City National Bank of West Virginia
               ("City National"), Emmanuel J. Friedman
               ("Friedman") and Friedman, Billings & Ramsey Co.,
               Inc. ("FBR") (the "Co-Sale Agreement"); and

          (v)  MEGO agreed to enter into a Right of First Refusal
               Agreement with Sovereign and City National (the
               "Right of First Refusal Agreement").

          The transactions described above were part of a recapitalization (the "Recapitalization") under which MEGO conducted: (i) a private offering of 16,666,667 shares of MEGO Common Stock, (ii) a private offering of 25,000 shares of MEGO Convertible Preferred Stock, and (iii) an exchange offer under which holders of $80,000,000 in principal amount of certain MEGO senior subordinated notes were offered an opportunity to exchange such notes for new senior subordinated notes or shares of MEGO Convertible Preferred Stock. The Recapitalization (including consummation of the Stock Purchase Agreement) was closed on June 29, 1998 (the "Closing").

          The Stock Purchase Agreement also granted to Sovereign the right at the Closing or at any time thereafter to designate one person to be appointed to MEGO's Board of Directors, with the right to designate one additional member promptly following the acquisition by Sovereign (by exercise of the Option, conversion of the 10,000 shares of MEGO Convertible Preferred Stock owned by Sovereign, or otherwise) of such number of shares of MEGO Common Stock such that, following such acquisition, Sovereign would own in the aggregate fifteen percent (15%) or more of the then outstanding shares of MEGO Common Stock. MEGO also agreed to use its best efforts thereafter to cause Sovereign's designee (or designees) to be elected to MEGO's Board of Directors at each meeting of the MEGO shareholders at which directors are to be elected. Sovereign's designees (or one of such designees) is also required to be elected to any executive or similar committee of MEGO's Board of Directors. As of the date hereof, Sovereign has not designated any person to be elected to MEGO's Board of Directors, but may elect to do so in the future.

          At the Closing, Sovereign received a letter agreement from FBR under the terms of which FBR agreed to vote its shares of MEGO Common Stock in favor of Sovereign's designee (or designees) for election to MEGO's Board of Directors.

          The terms of the MEGO Convertible Preferred Stock are as set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of MEGO. Shares of MEGO Convertible Preferred Stock are not entitled to vote (except as may be required by applicable law) and are convertible at the option of the holder at any time on or after December 15, 1998 (and will convert automatically on June 18, 2000) into
<PAGE 5>
shares of MEGO Common Stock. Specifically, each share of MEGO Convertible Preferred Stock is convertible into such number of shares of MEGO Common Stock as is equal to $1,000 divided by $1.50, subject to certain adjustments. Thus, the 10,000 shares of MEGO Convertible Preferred Stock owned by Sovereign are (subject to certain adjustments) convertible into a total of 6,666,667 shares of MEGO Common Stock at Sovereign's option at any time on or after December 15, 1998 and will automatically be converted into such number of shares on June 18, 2000 if not previously converted.

          The terms of the Option are as set forth in the Stock Option Agreement. The Option is exercisable at any time, in whole or in part, through December 15, 2000 and entitles Sovereign to acquire 6,666,667 shares of MEGO Common Stock at a price of $1.50 per share, subject to certain adjustments.

          Shares of MEGO Common Stock acquired by Sovereign pursuant to the exercise of the Option and pursuant to conversion of the MEGO Convertible Preferred Stock are subject to registration rights as set forth in the Registration Rights Agreement. Under the Registration Rights Agreement, MEGO is obligated to file a registration statement on or before September 16, 1998 and to use its reasonable efforts to maintain its effectiveness continuously for a period of two years. Pursuant to a waiver executed by Sovereign, the required filing date of the foregoing registration statement has been deferred until November 15, 1998.

          Under the terms of the Co-Sale Agreement, FBR and Friedman have agreed: (i) to grant to Sovereign and City National an opportunity to participate in any subsequent sale by them (or either of them) of shares of MEGO Common Stock, and
(ii) to grant to Sovereign and City National a right of first refusal to purchase such shares prior to any such sale.

          Under the terms of the Right of First Refusal Agreement, MEGO has granted to Sovereign and City National a right of first refusal under which Sovereign and City National are granted the right to negotiate with MEGO before MEGO is permitted to enter into an acquisition agreement with another person or entity.

          The description of the foregoing agreements does not purport to be complete and each such description is qualified in its entirety by the text of the agreement, each of which is filed as an exhibit to this Schedule 13D as originally filed.

          At the Closing, Sovereign and MEGO also entered into a Participation Agreement, under the terms of which Sovereign Bank agreed to purchase from MEGO 100% participation interests in mortgage loans, up to a maximum of $90 million, subject to certain conditions. The initial term of the Participation Agreement is six months and may be renewed at the option of Sovereign Bank for up to nine additional terms of six months
<PAGE 6>
each. Sovereign Bank may exercise its right of renewal at the end of each six month term, whether or not it elects to exercise its renewal option for the prior six month term.

          At the Closing, Sovereign and MEGO also entered into a Flow Loan Purchase Agreement, under the terms of which Sovereign Bank is obligated annually to purchase up to $400 million of mortgage loans originated by MEGO beginning on December 31, 1998 and for at least the next three years, subject to certain conditions. Approximately one-half of the loans to be purchased by Sovereign Bank will have loan-to-value ratios of up to 100% and approximately one-half will have loan-to-value ratios between 100% and 125%.

ITEM 3.  Source and Amount of Funds or Other Consideration.

          The source of funds used by Sovereign to purchase the 10,000 shares of MEGO Convertible Preferred Stock acquired by it was cash on hand at Sovereign. Assuming that the number of shares of MEGO Common Stock issuable upon conversion of the 10,000 shares of MEGO Convertible Preferred Stock owned by Sovereign is not changed as a result of the operation of the adjustment provisions of such Preferred Stock, Sovereign, if it elects to exercise its right of conversion with respect to all of such shares of Preferred Stock, will acquire 6,666,667 shares of MEGO Common Stock at a conversion price of $1.50 per share, equivalent to an aggregate purchase price of $10,000,000.

          The source of funds to be used by Sovereign to purchase shares of MEGO Common Stock upon exercise of the Option, if and to the extent the Option is exercised, will be either cash on hand at Sovereign, dividends from Sovereign Bank, and/or nonbank subsidiaries of Sovereign, a loan from an unaffiliated bank or other financial service company or other borrowings, or the net proceeds of a private placement or public offering of debt or equity securities. Sovereign has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds. Assuming that the number of shares of MEGO Common Stock issuable upon exercise of the Option is not changed as a result of the operation of the adjustment provisions of the Option, Sovereign, if it elects to exercise the Option in full, will acquire 6,666,667 shares of MEGO Common Stock at an exercise price of $1.50 per share, equivalent to an aggregate purchase price of $10,000,000.

ITEM 4.  Purpose of Transaction.

          The response to Item 4 as set forth in this Schedule
13D as originally filed is hereby incorporated by reference.

ITEM 5.  Interest in Securities of the Issuer.

          (a) Based upon information provided to Sovereign by MEGO, there were 30,566,667 shares of MEGO Common Stock outstanding on October 16, 1998. Pursuant to <PAGE 7>
Rule 13d-3(d)(1)(i), Sovereign is deemed to be the beneficial owner, in the aggregate, of 13,333,334 shares of MEGO Common Stock, all of which, although presently unissued, are issuable as follows: (i) 6,666,667 shares are issuable at any time on or after December 15, 1998 pursuant to the conversion of 10,000 shares of MEGO Convertible Preferred Stock owned by Sovereign, and (ii) 6,666,667 shares are issuable upon exercise of the Option. These 13,333,334 shares would represent approximately 30.4% of the shares of MEGO Common Stock outstanding upon issuance, assuming that no other shares are issued by MEGO. Sovereign would own beneficially approximately 15.6% of the shares of MEGO Common Stock outstanding after giving pro forma effect to: (i) the exercise of the Option, (ii) the conversion of all 62,513 shares of MEGO Convertible Preferred Stock currently outstanding (including the 10,000 shares of such Stock owned by Sovereign), and (iii) the exercise of an option to acquire 6,666,667 shares of MEGO Common Stock held by City National, which option is substantially similar to the Option.

               No person identified in Item 2(a), (b) or (c) hereof is the beneficial owner of any shares of MEGO Common
Stock.

          (b) Sovereign will have sole power to vote or to direct the voting and sole power to dispose or to direct the disposition of any shares of MEGO Common Stock that Sovereign may acquire upon exercise of the Option or upon conversion of the 10,000 shares of MEGO Convertible Preferred Stock owned by it.

          (c) There were no transactions in MEGO Common Stock effected by Sovereign or by any person identified in Item 2(a),
(b) or (c) hereof during the 60 days preceding the date of this Amendment No. 1.

          (d) No person other than Sovereign has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of MEGO Common Stock that may be deemed beneficially owned by Sovereign.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The response to Item 6 as set forth in this Schedule
13D as originally filed is hereby incorporated by reference.


ITEM 7.  Material to be Filed as Exhibits.

          The response to Item 7 as set forth in this Schedule
13D as originally filed is hereby incorporated by reference.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 1998              SOVEREIGN BANCORP, INC.

                              By:/s/Mark R. McCollom
                                 Mark R. McCollom,
                                 Chief Accounting Officer
<PAGE 9>